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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

         NOTIFICATION OF LATE FILING                SEC File Number:
                                                             0-27996

                                                             CUSIP Number:
                                                             071326-10-2
(Check one:)
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

         For Period Ended:   September 30, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the transition period ended:   Not applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION

                         Wireless Xcessories Group, Inc.
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                             Full Name of Registrant

                            Batteries Batteries, Inc.
                 -----------------------------------------------
                            Former Name if Applicable

                              1840 County Line Road
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            Address of Principal Executive Office (Street and Number)

                           Huntingdon Valley, PA 19006
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                            City, State and Zip Code


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PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

         This extension is required due to difficulty experienced by the Company in obtaining updated financial statement information principally related to the recent sale of selected assets of Battery Network and the pending disposal and shutdown of that Company resulting in delays in processing changes to the Form 10-Q necessitated by such updated information. The Form 10-Q is being filed one day late.

PART IV--OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

            Ron Badke                          215         494-0111
         -----------------                   -------  ------------------
              (Name)                       (Area code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes  [ ]  No



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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.











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                         Wireless Xcessories Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 30, 2000                         By:
                                                  Ronald E. Badke
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).










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Wireless Xcessories Group, Inc. - Form 10-Q for the period ended
September 30, 2000
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Part IV(3) Explanation:

The Company's net sales increased by $.1 million or .6% from $21.7 million in the nine months ended September 30, 1999 ("1999") to $21.8 million in the nine months ended September 30, 2000 ("2000"). The increase in sales is mainly attributable to Advanced Fox, which registered an increase of approximately $1,300,000 or 8.4% over the same period in 1999. Advanced Fox achieved this increase by continuing its expansion of its customer base through aggressive selling and marketing strategies, which resulted in higher product sales volume. In addition, AccessorySolutions.com, Inc. contributed approximately $467,000 of sales for the ninth months to date 2000 (its business started up late in the third quarter 1999), while Cliffco's net sales in 2000 declined by approximately 27% or $1,635,000 from $6,123,000 in 1999 to $4,488,000 in 2000. The Cliffco shortfall was mainly attributable to a decline in our carrier business.

Gross profit decreased by $.2 million from $11.0 million in 1999 to $10.8 million in 2000 and gross profit as a percentage of sales decreased from 50.8% to 49.6% for the nine months ended September 30, 2000 as compared to the same period in 1999. The decline in gross margin was a result of added expenses due to more incentives given to customers in the form of expanded volume incentives and more specialized and customized services to attract new customers and expand current business to offset lower average unit selling prices and aggressive competition partially offset by increased margins on new product sales and reductions in freight costs to customers.

Selling, general and administrative (SG&A) expenses increased from $7,800,000 in 1999 to $9,683,000 in 2000. As a percentage of sales, SG&A expenses increased from 35.9% in 1999 to 44.3% in 2000. The increase in SG&A was attributable to costs of $514,000 at AccessorySolutions.com, Inc. in 2000 and an increase of approximately $1,300,000 at Advanced Fox in marketing, selling, and distribution costs to support the current and anticipated sales growth and includes a net charge of $225,000 to bad debts as a result of a Chapter 11 filing by a major customer during the June 30, 2000 quarter.

The company incurred losses on discontinued operations of $185,000 (net of tax benefits of $139,000) and estimated loss on sale of subsidiaries $270,000 (net of tax benefits of $203,000) for the quarter ended September 30, 2000 as a result of the Company being in the final stages of disposing and shutting down Battery Network which is expected to be completed by December 31, 2000. On November 6, 2000, the Company sold selected inventory and substantially all of its fixed assets including selected trade names and customer lists for a total of $200,000 in cash and a note totaling $125,000. The Company has received a separate offer involving selected assets of Absolute Battery (a division and trade name of Battery Network) for approximately $50,000. The Company retained accounts receivable, selected inventory and all outstanding liabilities as of October 31, 2000.